CONSENT OF MILLER AND LENTS, LTD.

INDEPENDENT PETROLEUM ENGINEERS

As independent petroleum engineers, Miller and Lents, Ltd. hereby consents to the use of references in the Form 10-K of EnerJex Resources, Inc. of our estimates of reserves as of December 31, 2011 and to all references to our firm included in this Form 10-K.

The Form 10-K contains references to a certain report prepared by Miller and Lents, Ltd. for the exclusive use of EnerJex Resources, Inc.  The analysis, conclusions, and methods contained in the report are based upon information that was in existence at the time the report was rendered and Miller and Lents, Ltd. has not updated and undertakes no duty to update anything contained in the report.  While the report may be used as a descriptive resource, investors are advised that Miller and Lents, Ltd. has not verified information provided by others except as specifically noted in the report, and Miller and Lents, Ltd. makes no representation or warranty as to the accuracy of such information.  Moreover, the conclusions contained in such report are based on assumptions that Miller and Lents, Ltd. believed were reasonable at the time of its preparation and that are described in such report in reasonable detail.  However, there are a wide range of uncertainties and risks that are outside of the control of Miller and Lents, Ltd. which may impact these assumptions, including but not limited to unforeseen market changes, actions of governments or individuals, natural events, economic changes, and changes of laws and regulations or interpretation of laws and regulations.

MILLER AND LENTS, LTD. Texas Registered Engineering Firm No. F-1442

By	/s/Leslie A. Fallon
Leslie A. Fallon Vice President

Houston, Texas

April 13, 2012